EXHIBIT 99.1

CHINA FINANCE ONLINE CO. LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
AND
PROXY STATEMENT

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”), of China Finance Online Co. Limited, or the Company, will be held on January 28, 2022 at 10:00 a.m., Beijing time, at the offices of the Company, 17th floor of Fuzhuo Plaza A, No.28 Xuanwai Street, Xicheng District, Beijing 100052, China, for the following purposes:

To approve the following resolutions by way of special business as an Ordinary Resolution:

1.Approval of the Securities Purchase Agreements described in the Proxy Statement accompanying this Notice and attached hereto in Appendix A, together with any amendments thereto as the Board of Directors may deem necessary or advisable, and the transactions contemplated thereby and authorizing any director or officer of the Company to take any and every action that might be necessary, appropriate or desirable to give effect to this resolution; and

2.Other Business. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice.

The close of business (New York City time) on December 30, 2021 has been fixed as the record date for the determination of shareholders entitled to receive notice of, and vote at, the Meeting or any adjournment or postponement thereof.

Holders of record of American Depositary Shares, or ADSs, representing our ordinary shares at the close of business on December 30, 2021 (New York City time) and holders of our ordinary shares are entitled to notice of, and to vote at the Meeting. All holders of our ordinary shares are cordially invited to attend the Meeting in person.

Whether or not you expect to attend the Meeting in person, you are respectfully requested by our Board of Directors to vote by completing, signing, dating and returning the enclosed proxy card promptly. Shareholders who execute proxy cards retain the right to revoke them at any time prior to the voting thereof at the Meeting.

By Order of the Board of Directors
/s/ Z. James Chen
Z. James Chen
Executive Director and Chief Executive Officer

Beijing, China

Date: January 5, 2022

YOUR VOTE IS IMPORTANT

IF YOU ARE A HOLDER OF OUR SHARES, TO ENSURE YOUR REPRESENTATION AT THE EXTRAORDINARY GENERAL MEETING, YOU ARE URGED TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY TO THE COMPANY AS PROMPTLY AS POSSIBLE IN THE ACCOMPANYING ENVELOPE AND IN ANY EVENT NO LATER THAN 48 HOURS BEFORE THE TIME SET FOR THE EGM. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU RETURNED A PROXY.

IF YOU ARE A HOLDER OF OUR ADSs, THE DEPOSITARY HAS SET JANUARY 26, 2022 AS THE DEADLINE FOR YOU TO SUBMIT YOUR VOTING INSTRUCTION CARD DIRECTING THE DEPOSITARY TO VOTE THE ORDINARY SHARES REPRESENTED BY YOUR ADSs.

CHINA FINANCE ONLINE CO. LIMITED

17th floor of Fuzhuo Plaza A, No.28 Xuanwai Street
Xicheng District, Beijing, 100052, China

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the extraordinary general meeting of shareholders to be held on January 28, 2022 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The extraordinary general meeting will be held at our offices located at 17th floor of Fuzhuo Plaza A, No.28 Xuanwai Street, Xicheng District, Beijing, 100052, China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about January 5, 2022.

Appointment of Proxies

Any registered holder of ordinary shares entitled to attend and vote at the extraordinary general meeting is entitled to appoint a proxy to attend, speak and vote on such registered holder’s behalf. A proxy need not be a shareholder of the Company. A registered holder is also entitled to appoint separate proxies to represent respectively the number of shares held by the registered holder that is specified in their proxy forms.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mr. Z. James Chen, our Chairman of the Board and our Executive Director, if you hold our ordinary shares and do not intend to attend the meeting, or to JPMorgan Chase Bank, N.A., if you hold American Depositary Shares, or ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Holders of ADSs representing our ordinary shares at the close of business on December 30, 2021 (New York City time) are entitled to vote by proxy and holders of our ordinary shares are entitled to vote in person or by proxy at the extraordinary general meeting. As of January 5, 2022, 122,098,018 of our ordinary shares were issued and outstanding, of which 110,098,005 ordinary shares were represented by 22,019,601 issued and outstanding ADSs. The presence of at least one ordinary shareholder in person or by proxy and representing at least 33 1/3% of our outstanding ordinary shares and entitled to attend and vote will constitute a quorum for the transaction of business at the extraordinary general meeting.

Voting and Solicitation

Each ordinary share is entitled to one vote. Voting at the extraordinary general meeting will be by a show of hands unless the chairman of the meeting, or shareholders present in person or by proxy in accordance with our Amended and Restated Articles of Association, demands that a poll be taken.

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by registered holders of ordinary shares in accordance with our Amended and Restated Articles of Association, the shares they represent will be voted at the extraordinary general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holder, the shares will be voted FOR proposal 1 and in the proxy holder’s discretion as to other matters that may properly come before the extraordinary general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary of the ADSs, is required under the Deposit Agreement we entered into with it to mail to all holders of American depositary receipts, or ADRs, after it has received notice of the extraordinary general meeting, a notice stating (a) such information as contained in the notice it has received from us, as well as any solicitation materials and other accompanying materials, (b) that each such holder as of December 30, 2021 (New York City time) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the ADSs and evidenced by such holder’s ADRs and (c) the manner in which such instructions may be given.

Upon receipt of instructions from holders of ADRs on or before 12:00 p.m., January 26, 2022 (New York City time) and in the manner required and described in the notice sent to such holders, the depositary will, at the extraordinary general meeting on January 28, 2022, endeavor to vote or cause to be voted the ordinary shares represented by such ADSs in accordance with such ADS holders’ instructions. The depositary will not itself exercise any voting discretion in respect of any ordinary shares that are represented by the ADSs.

JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the extraordinary general meeting, there may be nothing you can do.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act of our ordinary shares by:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and
•	each of our directors and executive officers who beneficially own any of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 122,098,018 ordinary shares outstanding as of December 31, 2021.

* Unless otherwise specified, the business address of each shareholder set forth below is China Finance Online (Beijing) Co., Ltd., 17th floor of Fuzhuo Plaza A, No.28 Xuanwai Street, Xicheng District, Beijing, 100052.

Number of Shares Beneficially Owned Name	Number	Percent
Directors and executive officers
Z. James Chen**	2,178,690	1.78%
Bin Zhang	-	-
Jingming Zhao	*	*
Frank J. Mitsch**	-	-
Haimin Xu	-	-
Ying Zhu**	2,688,300	2.20%
All current directors and executive officers as of December 31, 2021 as a group (6 persons)	5,140,520	4.21%
5% Shareholder
Zhiwei Zhao (1)	33,634,983	27.55%
IDG Technology Venture Investment, LP (2)	6,723,115	5.51%
Jianping Lu (3)	7,156,121	5.86%
Ling Zhang (4)	8,746,370	7.16%
Morgan Stanley	6,143,150	5.03%
*

Except as specified hereunder, none of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change in control over the Company.

Upon exercise of all options currently exercisable or vesting within 60 days of December 31, 2021, would beneficially own less than 1% of our ordinary shares.

**		Does not include shares purchased on September 13th, 2021 as such shares have not yet been issued.
(1)

Mr. Zhiwei Zhao is considered the beneficial owner of 33,634,983 ordinary shares of the Company, which consists of (i) 10,558,493 ordinary shares issued by the Company to C&F International Holdings Limited, whose parent company C&F Global Limited is wholly held by Mr. Zhiwei Zhao, on behalf of and exclusively for the benefit of the Company’s employees pursuant to the Company’s 2007 Plan and related Restricted Stock Issuance and Allocation Agreement; All the shares granted to C&F International Holdings Limited that have not been activated and vested by the end of calendar year 2012 have been forfeited to the company; (ii) 11,000,000 ordinary shares from IDG Technology Venture Investment, Inc. to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on November 14, 2011; (iii) 7,101,490 ordinary shares from Vertex Technology Fund (III) Ltd. to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on August 6, 2013; and (iv) 4,975,000 ordinary shares considered beneficially owned by Mr. Zhiwei Zhao upon exercise of all options and restricted shares exercisable or vesting within 60 days of December 31, 2021. Pursuant to a voting trust agreement entered into between Mr. Zhiwei Zhao and Mr. Jingming Zhao on December 30, 2021, all voting rights in respect of all shares held by Mr. Zhiwei Zhao have been assigned to Mr. Jingming Zhao as trustee as from that date. As such, during the term of that agreement, all voting rights in respect of the 33,634,983 ordinary shares of the Company held by Mr. Zhiwei Zhao shall be exercised exclusively by Mr. Jingming Zhao.

(2)

Includes 6,723,115 ordinary shares held by IDG Technology Venture Investments, LP. as of December 31, 2019, in the form of 1,344,623 ADSs, according to a Schedule 13G/A filed with the SEC dated February 11, 2019. The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC. Chi Sing Ho and Quan Zhou are managing members of IDG Technology Venture Investments, LLC.  IDG Technology Venture Investments, LLC, Chi Sing Ho and Quan Zhou may deemed have beneficial ownership of our shares held by IDG Technology Venture Investments, LP. The registered address of IDG Technology Venture Investments, LP is Corporation Service Company; 1013 Centre Road, Wilmington, County of New Castle, Delaware 19805-1297.

(3)

Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(4)

Includes (i) 4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

On September 13th, the Company announced that it had raised an aggregate of $1,174,020 for additional working capital from management and a private investor in August and September, the details of which are as follows: (i) the Company, in a private placement, entered into securities purchase agreements with Mr. Zheng James Chen, Mr. Frank J. Mitsch and Ms. Ying Zhu, each a director of the Company, and several senior Company management persons (the “Management SPAs”). Pursuant to the Management SPAs, the Company will issue 3,940,050 ordinary shares (exchangeable to 78,801 ADSs) for an aggregate purchase price of $400,320 and warrants with a purchase price of $0.10 per warrant. The warrants are exercisable for five years to purchase up to 78,801 ADSs, of which half are exercisable at $5.98 per ADS and half are exercisable at $6.98 per ADS. The per share purchase price equals the closing trading price of the Company’s ADS ($4.98 per ADS) on Nasdaq on September 10, 2021 (the date immediately preceding the signing of the Management SPA). Each ADS represents 50 ordinary shares of the Company. The Company’s independent directors have approved the transactions contemplated under the Management SPAs; and (ii) the Company also entered into a securities purchase agreement with an accredited investor for the sale of ordinary shares and warrants (the “Investor SPA”). The Investor SPA replaces the securities purchase agreement previously announced on August 16, 2021. Pursuant to the Investor SPA, the Company will issue 7,615,150 ordinary shares (exchangeable to 152,303 ADSs) for an aggregate purchase price of $773,700. The per share purchase price equals the closing trading price of the Company’s ADS ($4.98 per ADS) on Nasdaq on September 10, 2021 (the date immediately preceding the signing of the Investor SPA), plus warrants with a purchase price of $0.10 per warrant. The warrants are exercisable for five years to purchase up to 152,303 ADSs, of which half are exercisable at $5.98 per ADS and half are exercisable at $6.98 per ADS. These transactions are subject to customary closing conditions and the closings are expected to take place in the near future. A total of 11,555,200 ordinary shares (exchangeable to 231,104 ADSs) together with warrants to purchase an equal number of ADSs exchangeable from the ordinary shares will be issued pursuant to the Management SPAs and the Investor SPA but as of the date of this notice, no shares or warrants have been issued.

PROPOSAL 1

APPROVAL OF THE SECURITIES PURCHASE AGREEMENTS AND THE TRANSACTIONS

CONTEMPLATED THEREBY

The following is a summary of the material terms of the proposed Securities Purchase Agreements and the transactions contemplated therein. This summary is intended to provide you with basic information regarding the transactions proposed. It is not a substitute for reviewing the complete text of the relevant transaction documents, which we will include in a separate Form 6-K prior to the Meeting. A form of the Security Purchase Agreements is attached for reference in Appendix A. In the event of any conflict between the description provided in this Proxy Statement and any subsequent filing on Form 6-K, such subsequent filing on Form 6-K will be deemed to supersede the description (or applicable portion thereof) set forth in this Proxy Statement. You should read this summary in conjunction with the transaction documents.

Securities Purchase Agreements

Subject to approval of Proposal 1 by the Company’s shareholders, the Company will enter into separate Securities Purchase Agreements, pursuant to which AsiaLink Ventures Limited, BCommerce Inc., Gold Alp International Limited, Prime Chief Limited, Ultron Holdings Inc., Z. James Chen and Ying Zhu (collectively, the “Subscribers”) will subscribe for and acquire an aggregate of 109,999,998 Ordinary Shares of the Company (the “Purchased Shares”) for an aggregate cash consideration of USD 13,200,000.

With respect to the Securities Purchase Agreement with AsiaLink Ventures Limited, AsiaLink Ventures Limited shall pay the Company US$2,000,000 in readily available funds and the Company shall issue to AsiaLink Ventures Limited 16,666,666 ordinary shares and warrants to purchase an equal number of ordinary shares.

Pursuant to the Securities Purchase Agreement with BCommerce Inc., BCommerce Inc. shall pay the Company US$2,250,000 in readily available funds and the Company shall issue BCommerce Inc. 18,750,000 ordinary shares to and warrants to purchase an equal number of ordinary shares.

According to the terms of the Securities Purchase Agreement with Gold Alp International Limited, Gold Alp International Limited shall pay the Company US$1,380,000 in readily available funds and the Company shall issue Gold Alp International Limited 11,500,000 ordinary shares to and warrants to purchase an equal number of ordinary shares.

Pursuant to the Securities Purchase Agreement with Prime Chief Limited, Prime Chief Limited shall pay the Company US$2,000,000 in readily available funds and the Company shall issue 16,666,666 ordinary shares to Prime Chief Limited and warrants to purchase an equal number of ordinary shares.

In accordance with the Securities Purchase Agreement with Ultron Holdings Inc., Ultron Holdings Inc. shall pay the Company US$5,250,000 in readily available funds and the Company shall issue 43,750,000 ordinary shares to Ultron Holdings Inc. and warrants to purchase an equal number of ordinary shares.

Under the terms of the Securities Purchase Agreement with Z. James Chen, he shall pay the Company US$300,000 in readily available funds and the Company shall issue 2,500,000 ordinary shares in the Company to Z. James Chen and warrants to purchase an equal number of ordinary shares.

Under the terms of the Securities Purchase Agreement between the Company and Ying Zhu, Ms. Zhu shall pay the Company US$20,000 in readily available funds and the Company shall issue her 166,666 ordinary shares and warrants to purchase an equal number of ordinary shares.

Upon completion of the Securities Purchase Agreements, the Company will receive USD 13,200,000 as proceeds to be used as working capital. The following is a breakdown of the Purchased Shares and Warrants to be acquired by each of the Subscribers respectively as contemplated in the Securities Purchase Agreements:

Subscriber	Number Ordinary Shares	Consideration
AsiaLink Ventures Limited	16,666,666	US$2,000,000
BCommerce Inc.	18,750,000	US$2,250,000
Gold Alp International Limited	11,500,000	US$1,380,000
Prime Chief Limited	16,666,666	US$2,000,000
Ultron Holdings Inc.	43,750,000	US$5,250,000
Z. James Chen	2,500,000	US$300,000
Ying Zhu	166,666	US$20,000
Total	109,999,998	US$13,200,000

As mentioned above, according to the terms of the Securities Purchase Agreements, in addition to the Purchased Shares, the Company will issue warrants to the Subscribers to purchase an aggregate of 2,199,999 American Depositary Shares (“ADS”) for cash consideration (“Warrants”). The Securities Purchase Agreements contemplates that the number of securities to be issued to the Subscribers (50 ordinary shares equivalent to one ADS and the Warrants) will be based on the purchase price paid divided by US$6.0 per 50 shares and the exercise price for the Warrants will be equal to US$7.6 per ADS. The Warrants will be exercisable for 5 years, and the number of shares will be adjusted for typical full ratchet anti-dilution protection.

With respect to the above transactions concerning AsiaLink Ventures Limited, BCommerce Inc., Gold Alp International Limited, Prime Chief Limited and Ultron Holdings Inc., the Board’s intention is to implement and fulfill its business expansion plan, capital expenditure plan, and other liquidity demands of the Company.  The transactions concerning Z. James Chen and Ying Zhu, reflect the Board’s intention to recognize and reward the professionalism and excellent performance of the new management team as well as to incentivise the new management to continue leading the Company to overcome the challenges ahead.

Conditions Precedent

The obligations of each party to effect the closing of the transactions under the Securities Purchase Agreements are subject to the fulfilment of certain conditions precedent requiring, among other things, accuracy of all representations and warranties made the Securities Purchase Agreement, performance of all obligations by all parties in the Securities Purchase Agreements as well as satisfaction with the results of diligence review and other conditions precedent which are customary in transactions of this kind.

Representations, Warranties and Undertakings

The Securities Purchase Agreements contain representations and warranties from each party relating to, among other things, corporate status, power and authority, authorization and enforceability, no conflicts, regulatory approvals, due diligence, legal and regulatory compliance, absence of material adverse changes, litigation, and other matters which are customary in transactions of this kind.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the extraordinary general meeting will be required to approve Proposal 1.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE SECURITIES PURCHASE AGREEMENTS AND THE TRANSACTIONS CONTEMPLATED THEREBY.

OTHER MATTERS

We know of no other matters to be submitted to the extraordinary general meeting. If any other matters properly come before the extraordinary general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,
/s/ Z. James Chen
Z. James Chen
Executive Director and Chief Executive Officer

Date: January 5, 2022

Appendix A:

EXECUTION VERSION

China Finance Online Co. Limited and [ Buyer]
SECURITIES PURCHASE AGREEMENT

Contents
Clause	Page
1.	Sale and Purchase.1
2.	Representations and Warranties of Buyer3
3.	Representations and Warranties of the Company5
4.	Buyer's Conditions Precedent15
5.	Company's Conditions Precedent16
6.	Fulfillment of Conditions Precedent16
7.	Interim Covenants16
8.	Termination17
9.	Indemnification18
10.	Other Agreements19
11.	General Provisions19
Schedule 1 Definitions	23
Schedule 2 Interim Covenants	28
Schedule 3 Form of Warrant	30

THIS SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of December 28, 2021, is by and

BETWEEN

(1)

CHINA FINANCE ONLINE CO. LIMITED, a company formed under the laws of Hong Kong, with an address at 17th Floor of Fuzhuo Plaza A, No. 28 Xuanwai Street, Xicheng District, Beijing, Peoples' Republic of China 100052 (the "Company"), and

(2)	[ Buyer], a company incorporated in [ ], with its registered office address at [ ] (the "Buyer" and, together with the Company, the "Parties" and each a "Party").

WITNESSETH:

(A)

the Company desires to sell to Buyer, and Buyer desires to purchase from the Company, ordinary shares of the Company and the Warrant (as defined below and in the form of Schedule 3 hereto) referred to herein on the terms set forth herein; and

(B)

the ordinary shares and Warrant being sold hereunder is in a transaction intended to be pursuant to Regulation S promulgated under the Securities Act of 1933, as amended ("Securities Act") for those purchasers that are not US citizens or residents and are located outside the US.

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.	Sale and Purchase.
1.1

Subject to the terms and conditions of this Agreement, on the Closing Date (as defined below), Buyer hereby agrees to purchase from the Company, and the Company hereby agrees to sell and deliver to Buyer the Purchased Shares for an aggregate cash consideration of US$[   ] (the "Purchase Price"). It is agreed that the number of ordinary shares to be issued (50 ordinary shares equivalent to one ADS) will be equal to [    ], being (X) the Purchase Price divided by (Y) US$6.0 per ADS ("Unit Purchase Price"), multiplied by (Z) 50 ordinary share/ADS.

1.2

In addition to the Purchased Shares, upon the purchase of the Purchased Shares, the Company will issue to the Buyer a warrant to purchase up to [    ] ordinary shares, at an exercise price equal to US$7.6 per ADS (i.e. US$0.152 per ordinary shares) (the "Warrant"). The Warrant will be exercisable for five (5) years, and the number of shares will be adjusted for typical full ratchet anti-dilution protection.

1.3

In addition to the above securities, the Company agrees to register for resale on an appropriate form of registration statement of the United States Securities and Exchange Commission the Purchased Shares, the Warrants and the shares underlying the Warrant, and the Company will use reasonable commercial efforts to file the registration statement within 60 days of the Closing Date (defined below) and have the registration statement declared effective within 90 days thereafter, subject to additional time if the audited fiscal year 2021 financial statements are required to be included in the registration statement and/or there are comments made by the Staff of the Commission. There will be no liquidated damages in respect of the registration obligations. Securities of other securities holders of the Company may be included on the registration statement.
1.4

The Buyer agrees that it will enter into any lock up agreement for a lock-up period up to 180 days with respect to the sale of the Purchased Shares and Warrant purchased pursuant to this Agreement, as may be required by applicable securities law in respect of a private or public offering for capital raising purposes.

1.5	Closing Date
(a)

The closing of the sale and purchase of the Purchased Shares and the Warrant (the "Closing") shall take place at the offices of the counsel to the Company on the date that is the fifth (5th) Business Day following:

(i)

the satisfaction (or written waiver by the Buyer) of each of the Buyer's Conditions Precedent under Clause 4 (Buyer's Conditions Precedent) (other than the Buyer's Conditions Precedent which by their nature are to be satisfied at the Closing, but subject to each of such Buyer's Conditions Precedent being satisfied or waived in writing by the Buyer at the Closing); and

(ii)

the satisfaction (or written waiver by the Company) of each of the Company's Conditions Precedent under Clause 5 (Company's Conditions Precedent) (other than the Company's Conditions Precedent which by their nature are to be satisfied at the Closing, but subject to each of such Company's Conditions Precedent being satisfied or waived in writing by the Company at the Closing), or, at such other time and location as the Buyer and the Company may mutually agree in writing (the relevant date, the "Closing Date").

(b)	At Closing, the Company shall deliver to the Buyer each of the following items (to the extent not already delivered):
(i)	an appropriate DRS statement or certificates representing the Purchased Shares;
(ii)	the agreement(s) representing the Warrant (the “Certificates”);
(iii)	certified true copy of the updated register of members of Company reflecting the Buyer as the legal owner of the Purchased Shares;
(iv)	original share certificates in the name of the Buyer representing the Purchased Shares; and
(v)

a true, effective and complete copy of the meeting minutes of the shareholders' general meeting, certified by a director or company secretary of the Company, approving and authorizing the Company to execute and deliver this Agreement and other Transaction Documents to which they are parties, the performance of its obligations under this Agreement and such other Transaction Documents, and consummation of the transactions contemplated in this Agreement and such other Transaction Documents.

(c)

At the Closing, the Buyer is obligated to pay the aggregate Purchase Price and deliver to the Company evidence of such payment by way of the form MT103 issued by the Buyer’s bank or such other documents providing reasonable evidence of such payment, it being agreed that such delivery shall be deemed to constitute payment of the Purchase Price).

2.	Representations and Warranties of Buyer

Buyer represents and warrants to the Company as of the date hereof, and on the Closing Date, as follows:

2.1	Authority

All action on the part of Buyer, necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of Buyer hereunder has been taken prior to the Closing. This Agreement, when executed and delivered by Buyer, will constitute a valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.2	Investment Representations
(a)

Buyer acknowledges that the securities being acquired hereunder have not been registered under the U.S. Securities and Exchange Act 1933, as amended (the "Securities Act"), and are being offered and sold under one or more of the exemptions from registration provided for in the Securities Act. Buyer further acknowledges that the securities have not been registered under any other applicable statutes regulating the purchase and sales of securities. Buyer further acknowledges that the Company is relying on the truth and accuracy of the representations, warranties, and acknowledgments made in this Agreement in offering the securities for sale to the Buyer. A legend to this effect will be included on any certificates or other book entry representations of the securities sold hereunder.

(b)

Buyer acknowledges that the offer and sale of the securities was not accomplished by the publication of any advertisement and Buyer is unaware of, is in no way relying on, and did not become aware of the offer and sale of the securities through, or as a result of, any form of general solicitation or general advertisement.

(c)

Buyer is acquiring the securities solely for Buyer's account for the purpose of investment and not as a nominee or agent for any other Person and not with a view to, or for offer or sale in connection with, any distribution thereof.

(d)

Buyer acknowledges that (i) an investment in the securities is highly speculative, and that Buyer may suffer the loss of all or part of Buyer's investment and that (ii) the Company does not make any representation or warranty hereunder or otherwise regarding the fair market value or future value of the securities. There is no active market for any securities of the Company, including the ordinary shares or ADS securities of the Company, and therefore the Buyer may not be able to liquidate any part of its investment in the Company.

(e)

Buyer acknowledges that it has reviewed the Annual and Transition Report on Form 20F for the fiscal year ended December 31, 2020, filed on May 17, 2021, and all the registration statements, proxy statements and other statements, reports, schedules, forms and other documents required to be filed or furnished by the Company since that filing, available on the EDGAR system of the Commission (collectively the "SEC Reports"). Buyer has had the opportunity and has sought its own investment, accounting, legal and tax advice as Buyer has considered necessary or desirable (such accounting, legal and/or tax advisors hereinafter referred to as the "Advisors") to make an informed decision to purchase the securities and is familiar with and understands the terms of the Agreement and the terms of the different securities which it may acquire under the Agreement.

(f)

In making the decision to purchase the securities, Buyer has relied on the independent investigation made by Buyer and its Advisors, if any. Buyer has not relied upon any representation or warranty of, or other information (oral or written) provided by, the Company other than as stated in this Agreement and acknowledges that the Company has not made any other representations or warranties with respect to the Company, its financial condition, prospects, and/or its business. Furthermore, Buyer confirms that it has had the opportunity to ask questions of, and receive answers from, the Company concerning the sale of the Purchased Shares and Warrants and has otherwise had an opportunity to obtain any additional information, to the extent that the Company possesses such information or could acquire it without unreasonable effort or expense.

(g)

Buyer has been advised that (i) there are restrictions on the transferability of, the securities; and (ii) it may not be possible to readily liquidate this investment. Buyer understands that she may not offer for sale, sell, pledge, hypothecate or otherwise transfer or dispose of its interest in the securities unless they are registered for resale under the Securities Act and other applicable securities laws or the transfer is exempt from such registration, and that as a result, the securities must be held indefinitely unless they are subsequently registered under the Securities Act or unless an exemption from registration is available. The Buyer agrees that appropriate legends and stop transfer instructions may be applied to the securities and the certificates or other evidences of the securities.

2.3	No Conflicts

Neither the execution and delivery of this Agreement and the securities referred to herein, nor the consummation of the transactions contemplated hereby and thereby, does or will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court to which Buyer is subject or any provision of its organizational documents or other similar governing instruments, or conflict with, violate or constitute a default under any agreement, credit facility, debt or other instrument or understanding to which Buyer is a party.

2.4	Consents

No authorization, consent, approval or other order of, or declaration to or filing with, any governmental agency or body or other Person is required for the valid authorization, execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby.

2.5	Brokers and Finders

Buyer has not employed any broker or finder in connection with the transactions contemplated by this Agreement.

2.6	Legend

Buyer understands that the Purchased Shares, the Warrant, and the ordinary shares underlying the Warrant have been or will be issued pursuant to an exemption from registration or qualification under the 1933 Act and applicable state securities laws, and except as set forth below, the securities shall bear any legend as required by the "blue sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

[NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE [CONVERTIBLE] [EXERCISABLE] HAVE BEEN][THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

3.	Representations and Warranties of the Company

The Company represents and warrants to Buyer, as of the date hereof, and on the Closing Date, as follows:

3.1	Subsidiaries

All of the direct and indirect subsidiaries of the Company are set forth on an exhibit to the SEC Reports (as defined herein). As indicated in the SEC Reports the Company owns, directly or indirectly, or through VIE arrangements, the capital stock or other equity interests of each Subsidiary as noted on the exhibit and in the Form 20-F, free and clear of any Liens (other than the VIE agreements), and the issued and outstanding shares of capital stock of each Subsidiary owned by the Company are validly issued and are fully paid, non-assessable and free of pre-emptive and similar rights to subscribe for or purchase securities.

3.2	Organization and Qualification

Each of the Company and its Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite right, power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified or licensed to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or licensed or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company's ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a "Material Adverse Effect") and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

3.3	Authorization; Enforcement

The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company's stockholders in connection herewith or therewith other than in connection with the Required Approvals (defined below). The Company has the authority to issue and sell the Securities in accordance with the terms of this Agreement. This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

3.4	No Conflicts

The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not: (i) conflict with or violate any provision of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of Clauses (ii) and (iii), such conflict could not have or reasonably be expected to result in a Material Adverse Effect.

3.5	Filings, Consents and Approvals

The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filing with the Commission of a notice of the entry into this Agreement under cover of a Current Report on Form 6-K, and to fulfill its registration statement obligations hereunder, a registration statement pursuant to the terms of this Agreement, and (ii) the notice and/or application(s) to each applicable Trading Market for the issuance and sale of the Securities and the listing of the Securities for trading thereon in the time and manner required thereby (collectively, the "Required Approvals").

3.6	Issuance of the Securities

The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents. The Underlying Shares, when issued in accordance with the terms of the Transaction Documents, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents

3.7	Capitalization

The capitalization of the Company is as set forth in the Form 20-F Annual Report, for the fiscal year ended December 31, 2020, filed with the SEC on May 17, 2021, to which there has been no material change including the fact that since May 17, 2021, any issuances of securities to directors, officers and employees have been issued under approved employee option plans, within their limits. However, pursuant to securities purchase agreements entered into with the Company's management and a private individual investor on September 13, 2021, the Company will issue 11,555,200 ordinary shares (exchangeable to 400,104 ADSs) together with warrants to purchase an equal number of ADSs exchangeable from the ordinary shares. The warrants are exercisable for five years, of which half are exercisable at $5.98 per ADS and half are exercisable at $6.98 per ADS. The per 50 shares purchase price equals the closing trading price of the Company's ADS ($4.98 per ADS) on Nasdaq on September 10, 2021. Each ADS represents 50 ordinary shares of the Company. No Person has any right of first refusal, pre-emptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. The issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue ordinary shares or other securities to any Person (other than the Buyer) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. Other than disclosed in the SEC Reports, there are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. Other than disclosed in the SEC Reports, the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any pre-emptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any stockholder, the Board of Directors or others is required for the issuance and sale of the Securities. There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company's capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's stockholders.

3.8	SEC Reports; Financial Statements

Since April 26, 2019, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the "SEC Reports") on a timely basis since April 26, 2019 or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has never been an issuer subject to Rule 144(i) under the Securities Act. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with International Financial Reporting Standards applied on a consistent basis during the periods involved ("IFRS"), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by IFRS, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

3.9	Material Changes; Undisclosed Events, Liabilities or Developments

Since the date of the latest unaudited financial statements included within the SEC Reports, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect to the Company and its Subsidiaries taken as a whole, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company's financial statements pursuant to IFRS or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting or accounting policies, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans and the securities purchase agreements entered into on September 13, 2021 with the Company's management. The Company does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the Securities contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one Trading Day prior to the date that this representation is made.

3.10	Litigation

Except as disclosed in the SEC Reports, there is no action, suit, inquiry, notice of violation, civil, criminal, arbitration, administrative or other proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (collectively, an "Action") and to the best of the knowledge of the Company, no fact or circumstance exists which might give rise to such proceedings involving the Company, any Subsidiary or any of their respective properties. Except as set forth in the SEC Reports in connection with certain employment actions, neither the Company nor any

Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under applicable laws or a claim of breach of fiduciary duty. There has not been any, and to the knowledge of the Company, there is not pending or contemplated, investigation by any Governmental Authority or any other person involving the Company, any Subsidiary or any current or former director or officer of the Company or any Subsidiary. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

3.11	Compliance

Other than disclosed in the SEC Reports, neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

3.12	Regulatory Permits

The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect ("Material Permits"), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

3.13	Title to Assets

Subject to the disclosure in the SEC Reports concerning its VIE arrangements, the Company and the Subsidiaries have good and marketable title to all real property owned by them, if any, and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and (ii) Liens for the payment of taxes, for which appropriate reserves have been made therefor in accordance with IFRS and, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.

3.14	Intellectual Property

The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or required for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have could have a Material Adverse Effect (collectively, the "Intellectual Property Rights"). None of, and neither the Company nor any Subsidiary has received a notice (written or otherwise) that any of, the Intellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, within two (2) years from the date of this Agreement. Neither the Company nor any Subsidiary has received, since the date of the latest audited financial statements included within the SEC Reports, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.15	Transactions with Affiliates and Employees

Except as disclosed in the SEC Reports and the securities purchase agreements entered into on September 13, 2021 with the Company's management, none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, stockholder, member or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered to the Company through personal service holding companies, (ii) reimbursement for expenses incurred on behalf of the Company, and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.

3.16	Sarbanes-Oxley; Internal Accounting Controls

The Company and the Subsidiaries are in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are applicable as of the date hereof, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of the Closing Date. Except as disclosed in the SEC Reports, the Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and the Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries and, subject to the disclaimers set forth in the SEC Reports, the disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. The Company's certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company and the Subsidiaries as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the "Evaluation Date"). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, other than the change of officers of the Company, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) of the Company and its Subsidiaries that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries.

3.17	Certain Fees

No brokerage or finder's fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Buyer shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Clause that may be due in connection with the transactions contemplated by the Transaction Documents.

3.18	Private Placement; NASDAQ Compliance

Assuming the accuracy of the Buyer' representations and warranties set forth herein, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Buyer as contemplated hereby. No directed selling efforts (as defined in Rule 902 of Regulation S under the Securities Act) have been made by any of the Company, any of its Affiliates or any person acting on its behalf with respect to any Securities; and none of such Persons has taken any actions that would result in the sale of the Securities to the Buyers under this Agreement requiring registration under the Securities Act; and the Company is a “foreign issuer” (as defined in Regulation S). Subject to satisfaction of any listing notification and fee requirements of NASDAQ, the issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Trading Market.

3.19	Disclosure

All of the disclosure furnished by or on behalf of the Company to the Buyer regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, if any, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

3.20	No Integrated Offering

Assuming the accuracy of the Buyer' representations and warranties set forth in this Agreement, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of (i) the Securities Act which would require the registration of any such securities under the Securities Act, or (ii) any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

3.21	Solvency

The Company has no knowledge of any facts or circumstances which lead it to believe that it or its Subsidiaries will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date. Each of the Company and its Subsidiaries is able to pay its debts as they fall due and has sufficient assets to repay all of its debts.

3.22	Tax Status

Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries each (i) has made or filed all country, federal, state and local income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.

3.23	No General Solicitation

Neither the Company nor any Person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising. The Company has offered the Securities for sale only to the Buyer and certain other "accredited investors" within the meaning of Rule 501 under the Securities Act.

3.24	No Disqualification Events

With respect to the Securities to be offered and sold hereunder, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of

20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an "Issuer Covered Person" and, together, "Issuer Covered Persons") is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a "Disqualification Event"), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Buyer a copy of any disclosures provided thereunder.

3.25	Other Covered Persons

The Company is not aware of any person (other than any Issuer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of Buyer in connection with the sale of any Securities.

3.26	Notice of Disqualification Events

The Company will notify the Buyer in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

3.27	Foreign Corrupt Practices

Neither the Company nor any Subsidiary, nor to the knowledge of the Company or any Subsidiary, any agent or other person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law.

3.28	Sanction Legislations

Neither the Company nor any Subsidiary nor, to the Company's knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"). The Company has at all times been and is in compliance with any applicable export control and economic sanctions laws and regulations of the United States of America and each other jurisdiction in which it operates or to which it is subject, including, without limitation, the US Export Administration Regulations, the US International Traffic in Arms Regulations, the OFAC's economic sanctions regulations.

3.29	Money Laundering

The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the "Money Laundering Laws"), and no Action or Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any Subsidiary, threatened.

4.	Buyer's Conditions Precedent

The obligation of Buyer to consummate the Closing is subject to the fulfilment, on or prior to the Closing Date, of each of the following conditions (the "Buyer's Conditions Precedent"), any of which may be waived by the Buyer in writing, in its sole and absolute discretion, in whole or in part:

4.1	the representations and warranties of the Company contained herein shall be true and correct as of the date of this Agreement and the Closing Date;
4.2	the Company shall have complied with all of its covenants and agreements contained herein to be performed by it prior to the Closing Date;
4.3	the Company will have delivered executed copies of the Transaction Documents;
4.4

as of the Closing Date, there shall not be in effect any applicable law or government order of any Governmental Authority restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or any other Transaction Documents and the draft rules by China Securities Regulatory Commission concerning overseas securities issuance and listing for domestic enterprises shall not have been in effect;

4.5

as of the Closing Date, no Action shall have been commenced by or before, or notification given by, any Governmental Authority against any Party, seeking to restrain or adversely alter the transactions contemplated by this Agreement or any other Transaction Documents;

4.6

the Company has obtained all necessary internal approvals for the transactions contemplated under the Transaction Documents, including obtaining the approval from the shareholders general meeting and obtained a true, effective and complete copy of the meeting minutes of the general meeting, certified by a director or company secretary of the Company, approving and authorizing the Company to execute and deliver this Agreement and other Transaction Documents to which they are parties, the performance of its obligations under this Agreement and such other Transaction Documents, and consummation of the transactions contemplated in this Agreement and such other Transaction Documents;

4.7

the Buyer’s obligation to proceed to the Closing under this Agreement shall be conditional upon (unless waived in writing by the Buyer) the simultaneous or prior occurrence of closings under (i) the Bcommerce Purchase Agreement, (ii) the Gold

Purchase Agreement, (iii) the Prime Purchase Agreement, and the Ultron Purchase Agreement;
4.8

the Board of Directors shall have duly passed the board resolution on or prior to the Closing Date, approving that the Company's Board of Directors shall be duly constituted with seven (7) board directors;

4.9	Mr. Zhao Zhiwei has signed a voting agreement in a form satisfactory to the Buyer, agreeing to vote all the shares he owns (and/or will own) in the Company in a "neutral" way;
4.10

the Company shall have delivered to the Buyer evidence to the satisfaction of the Buyer showing that the Company, after consummation of the transaction contemplated hereunder, will be able to maintain its Nasdaq listing status; and

4.11	no Material Adverse Effect shall have occurred.
5.	Company's Conditions Precedent

The obligation of the Company to consummate the Closing is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions precedent (the "Company's Conditions Precedent"), any of which may be waived by the Company in writing, in its sole and absolute discretion, in whole or in part:

5.1	The representations and warranties of Buyer contained herein shall be true and correct as of the date of this Agreement and the Closing Date;
5.2	Buyer shall have complied with all of its covenants and agreements contained herein to be performed by it prior to the Closing Date; and
5.3	the Company has obtained all necessary internal approvals for the transactions contemplated under the Transaction Documents, including obtaining the approval from the shareholders general meeting.
6.	Fulfillment of Conditions Precedent
6.1

Without limiting any of the representations and warranties and other covenants and undertakings provided by the Company under this Agreement, the Company shall use best efforts to satisfy or procure the satisfaction of all Buyer's Conditions Precedent (other than the Buyer's Conditions Precedent in Clause 4.4 and Clause 4.5) as promptly as possible after the Signing Date and prior to the Long Stop Date, save in respect of any Buyer's Conditions Precedent that have been waived by the Buyer (acting in its sole and absolute discretion) in writing.

6.2

Unless otherwise provided in this Agreement, all costs and expenses incurred by the Company for satisfying the Buyer's Conditions Precedent (including any Tax relating thereto) shall be borne by the Company.

7.	Interim Covenants

Between the execution of this Agreement and Closing:

7.1	the Company shall procure that the Company complies with Schedule 2 (Interim Covenants);
7.2

the Company shall notify the Buyer immediately if it becomes aware of a matter, fact or circumstance which constitutes or which would or might constitute a breach (whether repudiatory in nature or not) of Clause 3 (Representations and Warranties of the Company) or 7.1 or which would or might cause a warranty under Clause 3 (Representations and Warranties of the Company) to be untrue, inaccurate or misleading if given in respect of the facts or circumstances at the relevant time between signing and Completion; and

7.3

without prejudice the generality of Clause 4.10, in the event the Company fails to maintain its Nasdaq listing status by Closing, then at the request of the Buyer, the Parties shall re-negotiate the Purchase Price and Unit Purchase Price in good faith to a lower price.

8.	Termination
8.1	This Agreement and the transactions contemplated by this Agreement may be terminated prior to Closing:
(a)	by the mutual written consent of the Parties;
(b)

by the Buyer by written notice to the Company or by the Company by written notice to the Buyer, if the Closing fails to occur for any reason prior to the Long Stop Date; provided that, the foregoing termination right shall not be exercisable by the Seller if the failure of the Closing to occur prior to the Long Stop Date is due to the Company’s breach of this Agreement (including, for clarity, a failure to satisfy any of the Buyer's Conditions Precedent); and

(c)

by any Party by written notice to the other Party who breaches in any material aspect respect its obligations, covenants, representations or warranties hereunder (the “Defaulting Party”); provided that, if the foregoing breach is curable, the Defaulting Party shall have fifteen (15) Business Days to cure such breach after written notice of such breach by the other Party. For clarity, in respect of the Buyer, a “breach in any material respect” shall be limited to a failure to pay the relevant payment when due under this Agreement; and, in respect of the Company, a “breach in any material respect” shall include: (A) any material breach of a warranty and (B) any material breach by the Company of its covenants under this Agreement.

8.2

If the event of termination pursuant to the provisions of this Clause 8 hereunder occurs, then this Agreement shall terminate and have no further effect; provided that, Schedule of the Definitions, this Clause 8, Clause 9 (Indemnification), Clause 11.2 (Expenses), Clause 11.6 (Governing Law and Jurisdiction), Clause 11.10 (Notices), Clause 11.12 (Confidential Information) and Clause 11.13 (Announcements) shall survive the termination of this Agreement.  Any termination made in accordance with this Clause 8 shall not relieve any Party from the liability due to or arising from any prior breach of any provisions under this Agreement. All other Transaction Documents shall be automatically terminated upon the termination of this Agreement.

9.	Indemnification
9.1

The Company shall indemnify, defend and hold harmless the Buyer, its Affiliates and its management personnel, directors, shareholders, equity-holders, Affiliates and employees (collectively, the “Buyer Indemnitees”), from and against any and all Losses suffered by or borne by the Purchaser Indemnitees arising out of, relating to, connected with or incidental to the following matters (regardless of whether the Buyer was made aware of such matters before, on or after the date of this Agreement or the Closing Date):

(a)	any breach of any representation or warranty made by the Company hereunder;
(b)	any failure by the Company to comply with any covenant or agreement contained in this Agreement or any other Transaction Documents;
(c)

any Actual Tax Liability of a Group Company which arises by reference to profits, gains or income earned, accrued or received (or deemed to be earned, accrued or received) on or before the Closing Date or in respect of or as a result of any acts, omissions, events or circumstances occurring, existing or deemed for Tax purposes to occur or exist on or before the Closing Date;

(d)	any Deemed Tax Liability;
(e)	any and all penalties, fines, late payment fees and related fees as a result of any violation of PRC law, Applicable Laws or requirements of relevant Governmental Authority prior to the Closing Date;
(f)

any Loss incurred by the Group Companies and/or the Buyer Indemnitees regarding the Group Companies’ failure to maintain, or the termination, revocation, suspension or other circumstances affecting the renewal of any Key Permits, which shall be obtained or held by the Project Company, within one year after the Closing ;

(g)

any and all obligations and liabilities (including any residual liability to, or any covenants restraining the operations, businesses or assets of the Company) in connection with the November 2018 Share Transfer Transaction with West Platinum Limited;

(h)

any Loss incurred by the Group Companies under or in connection with the Management Securities Purchase Agreement, including without limitation any failure to receive any subscription price under the Management Securities Purchase Agreement and/or the repayment by the Company of the capital contributions made by Mr. Zheng James Chen in the event that the right of conversion to loan under the Management Securities Purchase Agreement is exercised; and

(i)

any Loss incurred by the Group Companies under or in connection with the Liushuo Securities Purchase Agreement, including without limitation the repayment by the Company of the capital contributions made by Mr. LIU Shuo in the event that the right of conversion to loan under the Liushuo Securities Purchase Agreement is exercised.

9.2

Any payments made by the Company to a Buyer Indemnitee in connection with any indemnification claim shall be made free and clear of all deductions or withholdings as may be required under Applicable Law.  In the event that any such deductions or withholding are required to be made by the Company or if such payment is otherwise subject to any Tax payable by a Purchaser Indemnitee, the Company shall pay to such Purchaser Indemnitee an additional amount such that such Purchaser Indemnitee receives (after taking into account any such deductions, withholding or other Tax on such additional amount) an amount equal to what such Purchaser Indemnitee would have received absent such deduction, withholding or other Tax.

9.3

Any indemnification made by the Company to any Buyer Indemnitee under this Clause 9 shall be grossed-up to take into account the amount of payment that would be indirectly borne by any Buyer or its Affiliates by reason of such Buyer’s interest in the Company.  The amount of any such payment borne by any Buyer shall be a percentage of such payment equal to the percentage of any equity interests in the Company beneficially owned by the Buyer at the time of such payment.

9.4

Any indemnification payment for Losses or in respect of a Claim hereunder shall be treated for Tax purposes as an adjustment to the Purchase Price to the extent such characterization is proper and permissible under Applicable Laws.

10.	Other Agreements
10.1

Use of Proceeds. The Company shall use the proceeds of the transaction contemplated hereunder to implement and fulfill its business expansion plan, capital expenditure plan, and other liquidity demands of the Company.

10.2	Post-Closing Equity Financing. Without the Buyer’s written consent, the Company shall not incur any equity financing in the sixty (60) days immediately after Closing.
11.	General Provisions

This Agreement shall be governed by the following general provisions, which shall obligate the Parties, their successors and assigns as follows:

11.1	Successors and Assigns

This Agreement shall be binding on and inure to the benefit of the parties hereto and their respective successors, heirs, personal representatives, and permitted assigns.

11.2	Expenses

Each party hereto shall pay the fees and expenses of any broker or finder engaged by such party and of such party's advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement, and shall hold the other party hereto harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any claim for such fees and expenses; provided, however, that the Company shall pay any transfer, stamp or similar taxes, if any, that are payable in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

11.3	Severability

If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired hereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

11.4	Entire Agreement

This Agreement, including the terms of the Securities being sold hereunder, represents the entire agreement of the parties hereto with respect to the matters contemplated hereby, and there are no written or oral representations, warranties, understandings or agreements with respect hereto except as expressly set forth herein.

11.5	Amendments; Waivers

No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by each party or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought.

11.6	Governing Law and Jurisdiction
(a)

All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the laws of Hong Kong, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in Hong Kong.

(b)

Any dispute, controversy or claim arising in any way out of or in connection with this Agreement, or the breach, termination or invalidity thereof (whether contractual, pre-contractual or non-contractual) shall be submitted to Hong Kong International Arbitration Centre ("HKIAC") for binding arbitration which shall be conducted in accordance with the HKIAC Administered Arbitration Rules in force as at the date of this Agreement ("Rules"), which Rules are deemed to be incorporated by reference into this Agreement and as may be amended by the rest of this Clause.

(c)

The seat of the arbitration shall be Hong Kong. The arbitration tribunal shall consist of three arbitrators to be appointed in accordance with the Rules. The language to be used in the arbitral proceedings shall be English. Any arbitration award granted by HKIAC shall be given in English only. Nothing in this Clause 11.6 shall be construed as preventing any party from seeking conservatory or interim relief from any court of competent jurisdiction. Any award shall be final and binding upon the parties. The parties undertake to carry out each and every arbitral award without delay.

11.7	Survival and Reliance

The representations, warranties and indemnities contained herein shall survive the Closing and the delivery of the Securities. Each of Buyer and the Company may rely upon this Agreement for the purpose of assuring its compliance with applicable law. The Company acknowledges that the Buyer: (i) is entering into this Agreement in reliance on each warranty provided by the Company, which has also been given as a representation and with the intention of inducing the Buyer to enter into this Agreement; and (ii) may rely on the warranties in warranting to any subsequent buyer of all or any of the Purchased Shares or of all or any part of the undertaking of the Company.

11.8	Further Assurances

Each of the Buyer and the Company hereby agrees and provides further assurances that it will, in the future, execute and deliver any and all further agreements, certificates, instruments and documents and do and perform or cause to be done and performed, all acts and things as may be necessary or appropriate to carry out the intent and accomplish the purposes of this Agreement.

11.9	Execution

This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such ".pdf" signature page were an original thereof.

11.10	Notices

Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient when delivered personally, or by electronic delivery in .pdf format (followed by first-class mail), or seventy two (72) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the party to be notified at such party's address as set forth below or as subsequently modified by written notice.

If to the Company to:

17th floor of Fuzhuo Plaza A

No.28 Xuanwai Street, Xicheng District

Beijing, China 100052

Attention: CEO

With a copy to (which shall not constitute notice):

Golenbock Eiseman Assor Bell & Peskoe LLP

711 Third Avenue, 17th Floor

New York, NY 10017

Attn: Andrew D. Hudders, Esq.

If to Buyer to:

[ADDRESS]

Attention:

11.11	Third Party Rights

A person who is not a party to this Agreement has no right under the Third Parties Ordinance to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from the Third Parties Ordinance.

11.12	Confidential Information

Each of the parties undertakes to the other parties that before and after Closing it shall:

(a)	not use or disclose to any person Confidential Information it has or acquires;
(b)	make every effort to prevent the use or disclosure of Confidential Information; and
(c)	procure that each of its Affiliates complies with clauses 11.12(a) and 11.12(b) above.
11.13	Announcements
(a)

Subject to Clause 11.13(b), neither party may, before or after Closing, make, issue or send a public announcement, communication or circular concerning the transactions referred to in this Agreement unless it has first obtained the other party's written consent, which may not be unreasonably withheld or delayed.

(b)	Clause 11.13(a) does not apply to a public announcement, communication or circular:
(i)	made, issued or sent by the Buyer after Closing to a customer, client or supplier of the Company informing it of the Buyer's purchase of the Purchased Shares and the Warrant; or
(ii)

required by law, by a rule of a listing authority by which the Company's shares are listed, by a stock exchange on which the Company's shares are listed or traded or by a governmental authority or other authority with relevant powers to which either party or either party's holding company is subject or submits, whether or not the requirement has the force of law, provided that the public announcement, communication or circular shall be made after consultation with the other party and after taking into account the reasonable requirements of the other party as to its timing, content and manner of making or despatch.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date __________________ 2021.

COMPANY

China Finance Online Co. Limited

By: __________________________
Name: ZHENG JAMES CHEN
Title: Chief Executive Officer

BUYER

By: __________________________
Name:

Title:

Schedule 1
Definitions

In addition to the terms defined in the body of the Securities Purchase Agreement, dated as of December 28, 2021 ("Agreement") to which this Schedule of Definitions is attached, the following terms used in the Agreement have the following definitions:

"Accounts Relief" means a Relief which has been shown or treated as an asset in the 2021/6/30 accounts, or which has been taken into account in computing a provision for Tax which appears in the 2021/6/30 accounts (or which has resulted in no such provision for Tax being made).

"Action" means legal proceedings of any nature, including any litigation, arbitration, hearing, claim, demand, grievance or investigation (in each case, whether civil, criminal, regulatory or otherwise).

"Actual Tax Liability" means a liability of a Group Company to make a payment (or increased payment) of, or in respect or on account of, Tax whether or not the Tax is chargeable directly or indirectly to the Group Company.

"Affiliate" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act. Affiliates.

"Bcommerce" means Bcommerce Inc.

"Bcommerce Purchase Agreement" means the securities purchase agreement to be entered into between the Company and Bcommerce on or around the date of this Agreement.

"Board of Directors" means the board of directors of the Company.

"Buyer's Relief" means:

(a)	any Accounts Relief;
(b)	any Relief arising to any Group Company in respect of any acts, omissions, events or circumstances occurring or period falling after the Completion; and
(c)	any Relief arising to the Buyer or any Affiliate of the Buyer (other than any Group Company).

"BVI Holdco Share Transfer Agreement" means the share transfer agreement entered into between the Company and West Platinum Limited in November 2018.

"Claim" means any Warranty Claim and any other claim made by the Buyer under or for breach of this Agreement;

"Commission" means the United States Securities and Exchange Commission.

"Confidential Information" means:

(a)	all information which relates to the business and affairs of any party; and
(b)	all information which relates to the provisions or subject matter of this Agreement or any document referred to herein or the negotiations relating to this Agreement,

but does not include information:

(i)	to the extent that it is generally known to the public not as a result of any breach of duty of confidentiality;
(ii)	that was lawfully in the possession of the receiving party prior to its disclosure by the disclosing party; or
(iii)

that is or becomes available to the receiving party other than as a result of a disclosure by a person which the receiving party knows is in breach of a duty of confidentiality owed to the disclosing party.

"Deemed Tax Liability" means the loss, unavailability, or reduction in the amount of an Accounts Relief, or the use or set off of any Buyer's Relief in circumstances where, but for such use or set off, any Group Company would have had an Actual Tax Liability in respect of which the Buyer would have been able to make a claim against the Seller under Clause 9.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Gold ALP" means Gold ALP International Limited.

"Gold Purchase Agreement" means the securities purchase agreement to be entered into between the Company and Gold ALP on or around the date of this Agreement.

"Governmental Authority" means any nation or government or any province, state or any other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government, including any government authority, agency, department, board, commission or instrumentality, of any other jurisdiction in which a Party to this Agreement is resident, any court, tribunal arbitrator and any securities exchange or body or authority regulating such securities exchange.

"Group Companies" means the Company and the Subsidiaries.

"Key Permits" means the following permits:

(a)	the Type 1 (dealing in securities) license of Rifa Securities Limited issued by the Securities and Futures Ordinance ("SFO"),
(b)	the Type 2 (dealing in futures contracts) license of Rifa Futures Limited issued by the SFO,
(c)	the Type 4 (advising on securities), Type 5 (advising on future contracts) and Type 9 (asset management) licenses of Rifa Asset Management Limited issued by the SFO,
(d)	the money lender's licence of Rifa Credit Limited issued by the Money Lenders Ordinance,
(e)	the ICP 证（京ICP证010031号）of Beijing Fuhua Innovation and Technology Development Co., Ltd. (北京富华创新科技发展有限责任公司),
(f)	the 广播电视节目制作经营许可证（（京）字第854号）of Beijing Fuhua Innovation and Technology Development Co., Ltd. (北京富华创新科技发展有限责任公司),

(g)	the 信息网络传播视听节目许可证（0110554）of Beijing Fuhua Innovation and Technology Development Co., Ltd. (北京富华创新科技发展有限责任公司),
(h)	the 经营证券期货业务许可证 and ICP证 （粤B2-20080197号）of Shenzhen Newland Securities Investment Consulting Co., Ltd. (深圳市新兰德证券投资咨询有限公司), and
(i)	the 深圳市教育培训机构办学备案证 of 深圳新兰德证券投资培训中心 issued by the Shenzhen Municipal Education Bureau.

"Liens" means a lien, charge, pledge, security interest, encumbrance, right of first refusal, pre-emptive right or other restriction.

"Liushuo Securities Purchase Agreement" means the securities purchase agreement dated 13 September 2021 entered into between the Company and Mr. LIU Shuo, pursuant to which the Company agrees to issue 7,615,150 ordinary shares and certain warrants to Mr. LIU Shuo.

"Long Stop Date" means 28 February 2022 or such other date as the Buyer and the Company may mutually agree in writing.

"Management Securities Purchase Agreement" means the securities purchase agreement entered into between the Company and Mr. Zheng James Chen, pursuant to which the Company agrees to issue 2,952,750 ordinary shares and certain warrants to Mr. Zheng James Chen.

"Material Adverse Effect" means any event, circumstance, change, effect or other matter that, individually or in the aggregate with all other events, circumstances, changes, effects or other matters, (a) would, or would reasonably be expected to, have a material adverse effect on the financial condition, results of operations, assets, liabilities, business or prospects of either the Company or the Group Companies taken as a whole; (b) would, or would reasonably be expected to, result in (i) a reduction of 10% or more of the total annual revenue relative to that reflected in the Financial Statements in respect of the financial year ended 2021; or (ii) Loss to the Group Companies that is equal to 10% or more of the Purchase Price in the aggregate; (c) would, or would reasonably be expected to, be materially adverse to the ability of the Company or any Group Company to consummate the transactions contemplated under this Agreement and any other Transaction Document or to perform its obligations hereunder and thereunder; or (d) would, or would reasonably be expected to, result in the termination, revocation, suspension or other circumstances affecting the renewal of any Key Permits.

"November 2018 Share Transfer Transaction" means the share disposition transaction that the Company entered into under the BVI Holdco Share Transfer Agreement, whereby the Company proposed to sell to West Platinum Limited, as purchaser, 1,552,000 shares in Rifa Financial Holdings Limited, which transaction has not been completed as of the date of this Agreement.

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Prime Buyer" means Prime Chief Limited.

"Prime Purchase Agreement" means the securities purchase agreement to be entered into between the Company and Prime Buyer on or around the date of this Agreement.

"Proceeding" means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

"Purchased Shares" means the ordinary shares of the Company to be purchased by the Buyer under the terms of this Agreement.

"Relief" means any loss, relief, allowance, credit, deduction, exemption, set off or right to repayment of or in respect of Tax including, without limitation, any deduction in computing income, profits or gains for the purposes of any Tax.

"Rule 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

"Securities" means the ordinary shares of the Company, the Purchased Shares the Warrant and the Underlying Shares.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Subsidiaries" means any person which are, directly or indirectly, controlled by the Company; where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise (including those variable interest entities controlled by the Company through contractual arrangements), and collectively, the "Subsidiaries".

“Tax” or “Taxes” means any and all fees (including documentation, recording, license and registration fees), taxes (including income tax, capital gains tax, value added tax, business tax, local surcharges, land appreciation tax, land use tax, real estate tax, deed tax, and withholding tax), surcharges or stamp duty obligations imposed by or on behalf of a Governmental Authority, together with any and all penalties, fines, surcharges, additions to tax and interest thereon, whether disputed or not.

"Third Parties Ordinance" means the Contracts (Rights of Third Parties) Ordinance (Cap. 623, Laws of Hong Kong).

"Trading Day" means a day on which the principal Trading Market is open for trading.

"Trading Market" means any of the following markets or exchanges on which the ordinary shares (including as ADS securities) of the Company is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).

"Transaction Documents" means this Agreement and the agreements for the Warrant, all exhibits and schedules thereto and hereto, if any, and any other documents or agreements executed in connection with the transactions contemplated hereunder.

"Ultron" means Ultron Holdings Inc.

"Ultron Purchase Agreement" means the securities purchase agreement to be entered into between the Company and Ultron on or around the date of this Agreement.

"Underlying Shares" means the ordinary shares issued and issuable upon exercise of the Warrant.

"Warranty Claim" means any claim made by the Buyer for breach of a warranty in Clause 3 (Representations and Warranties of the Company).

Schedule 2
Interim Covenants

1.	Unless otherwise directed or approved by the Buyer in writing, the Seller shall ensure that the Company will:
1.1	not amend, or agree to amend, the articles of association and/or any shareholders' agreement in respect thereof, where applicable;
1.2

not create, allot, issue, acquire, repay or redeem any share or loan capital or agree, arrange or undertake to do any of those things or acquire or agree to acquire, an interest in a corporate body or merge or consolidate with a corporate body or any other person, enter into any demerger transaction or participate in any other type of corporate reconstruction;

1.3	operate its business in the usual way so as to maintain that business as a going concern;
1.4

not acquire or dispose of, or agree to acquire or dispose of, any revenues, assets, business or undertakings except in the usual course of its business or assume or incur, or agree to assume or incur, a liability, obligation or expense (actual or contingent) except in the usual course of its business;

1.5	not declare, pay or make a dividend or distribution;
1.6	not pass a shareholders' resolution;
1.7

not create, or agree to create or amend, an encumbrance over the real property or another asset, each of the Company, or redeem, or agree to redeem, an existing encumbrance over the real property or another asset, each of the Company;

1.8	not enter into a long term, onerous, unusual or material agreement, arrangement or obligation, in each case, involving consideration, expenditure or liabilities in excess of HK$500,000;
1.9	not amend or terminate a material agreement, arrangement or obligation to which it is a party;
1.10

not amend the terms and conditions of employment or engagement of a director, other officer or employee (except in the usual course of its business) or provide, or agree to provide, a gratuitous payment or benefit to a director, officer or employee (or any of their dependants) or employ, engage or terminate the employment or engagement of, a person;

1.11	not create, incur, or agree to create or incur, borrowing or indebtedness in the nature of borrowing;
1.12	not give, or agree to give, a guarantee, indemnity or other agreement to secure, or incur financial or other obligations with respect to, another person's obligation;
1.13	not start litigation or arbitration proceedings;

1.14	not compromise or settle litigation or arbitration proceedings or any action, demand or dispute or waive a right in relation to litigation or arbitration proceedings;
1.15	not release, discharge or compound any liability or claim;
1.16	conduct its business in all material respects in accordance with all applicable legal and administrative requirements in any jurisdiction;
1.17

not enter into an agreement, arrangement or obligation (whether legally enforceable or not) in which the Company, a director or former director of the Company or a person connected with any of them is interested;

1.18	protect, defend, enforce, maintain and renew each of the Intellectual Property Rights and continue any pending application for the Intellectual Property Rights; and
1.19	co operate with the Buyer to:
(a)	allow the Buyer and its agents access to, and to take copies of, the books and records of the Company; and
(b)	ensure the efficient continuation of management and operations of the Company after Completion.
1.20

Without limiting the generality of the foregoing, the Company shall promptly after the date hereof and reasonably prior to the Closing take all necessary or desirable actions required to duly and validly rely on the exemption for foreign private issuers (“FPI Exemption”) from applicable rules and regulations of the Nasdaq with respect to corporate governance to rely on “home country practice” in connection with the transactions contemplated hereunder (including an exemption from any Nasdaq rules that would otherwise require seeking shareholder approval in respect of such transactions), including without limitation, to the extent necessary, making disclosures, notices and filings to or with the SEC and the Nasdaq and obtaining an adequate opinion of counsel in respect of the home country practice exemption.  The Company will use commercially reasonable efforts to continue the listing and trading of its ADSs on the Nasdaq and, in accordance, therewith, will use commercially reasonable efforts to comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of such market or exchange, as applicable.

2.

The Company shall indemnify the Buyer, and keep the Buyer indemnified, on demand against each loss, liability and cost arising through the Seller's failure to comply with the provisions of this Schedule 2.

Schedule 3
Form of Warrant

Warrant No.:  [  ]DATE: [  ]

CHINA FINANCE ONLINE CO. LIMITED

WARRANT FOR THE PURCHASE OF ORDINARY SHARES EQUIVALENT TO COMPANY ADS

Warrant to Purchase

[    ] Ordinary Shares Equaling [    ] American Depository Shares

THE SECURITIES EVIDENCED HEREBY AND THE SECURITIES TO BE ISSUED ON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT OR IN A TRANSACTION QUALIFIES AS AN EXEMPT TRANSACTION UNDER THE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

FOR VALUE RECEIVED, CHINA FINANCE ONLINE CO. LIMITED, a business company incorporated under the laws of Hong Kong (the "Company"), hereby certifies that [ Buyer],a company incorporated under the laws of [  ]with its registered office address at [  ] ("[    ]"), its successor or permitted assigns (the "Holder"), is entitled, subject to the provisions of this Warrant, to purchase from the Company, at the times and subject to the conditions specified herein, [    ]fully paid and non‑assessable shares of common stock of the Company, par value nil per share (the "Ordinary Shares"), at a purchase price per share equal to the Exercise Price (as hereinafter defined). The number of Ordinary Shares to be received upon the exercise of this Warrant and the price to be paid for an Ordinary Share are subject to adjustment from time to time as hereinafter set forth.

1.	Definitions

The following terms, as used herein, have the following meanings:

"Board" means the Board of Directors of the Company.

"Business Day" means any day that is not a Saturday, a Sunday or other day on which commercial banks are required or authorized by Law to be closed in the city of Beijing and/or Hong Kong.

"Closing Date" shall have the meaning ascribed to this term in the Share Purchase Agreement.

"Company Bank Account" means the bank account in the name of the Company with the following details:

Beneficiary Bank:
Beneficiary Bank SWIFT Code:
Beneficiary Account Name:
Beneficiary Account No.:
Account Currency:

"Excluded Securities" means Ordinary Shares issued or issuable (i) pursuant to general or specific equity incentive plans of the Company that are approved by the Board, (ii) pursuant to an underwritten public offering, and (iii) as consideration for or to fund an acquisition of any company, business or asset.

"Exercise Price" means US$ 0.152 (Exercise Price is USD 7.6 /ADS, 1 ADS=50 Ordinary Shares) per Warrant Share, as the same may be adjusted from time to time as provided in this Warrant.

"Expiration Time" means 5:00 p.m. Hong Kong on the fifth anniversary of the date hereof or, if such day is not a Business Day, then until 5:00 p.m. Hong Kong time on the next succeeding day that is a Business Day.

"Person" means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization, Governmental Authority or other entity.

"Principal Holder" means the original Holder of this Warrant on the date of issue, or if such original Holder so elects, any permitted assignee or transferee of all or any portion of this Warrant whom such original Holder shall have designated by written notice to the Company as the successor Principal Holder. Any successor Principal Holder designated pursuant to the immediately preceding sentence shall also have the right upon any subsequent permitted transfer to designate a successor Principal Holder in the manner and circumstances described in the preceding sentence.

"Share Purchase Agreement" means the Share Purchase Agreement dated as of December 28, 2021 between the Company and [ Buyer], as the same may be amended from time to time.

"Warrant Shares" means the Ordinary Shares deliverable upon exercise of the Warrant, as the same may be adjusted from time to time as provided in this Warrant.

Capitalized terms used but not defined in this Warrant shall have the meanings assigned to such terms in the Share Purchase Agreement.

2.	Exercise of Warrant
2.1

The Holder is entitled to exercise this Warrant in whole or in part at any time, or from time to time, commencing on the Closing Date and until the Expiration Time. To exercise this Warrant, the Holder shall deliver to the Company (a) an executed Warrant

Exercise Subscription Form substantially in the form annexed to this Warrant by email or fax ("Exercise Notice"), (b) payment of the Exercise Price for the shares to be purchased, and (c) this Warrant. No ink-original Exercise Notice shall be required. Upon such delivery of the foregoing documents and payment, the Company shall:

(a)	allot and issue the Warrant Shares to the Holder, and
(b)	immediately, in any event within one (1) Business Day, deliver to the Holder:
(i)	certified true copy of the updated register of members of Company reflecting the Holder as the legal owner of the Warrant Shares; and
(ii)	original share certificates in the name of the Holder representing the Warrant Shares.
2.2

The Exercise Price shall be paid by wire transfer of immediately available funds to an account designated by the Company, provided that if the Company fails to designate such account at least five (5) days prior to the exercise date, the Holder may pay by wire transfer to the Company Bank Account. The Company shall pay any and all documentary, stamp or similar issue or transfer taxes payable in respect of the issue or delivery of the Warrant Shares; provided that the Company shall not be required to pay any taxes that may be payable in respect of any transfer involved in the issuance and delivery of the Warrant Shares in a name other than that of the Holder.

2.3

If the Holder exercises this Warrant in part, this Warrant shall be surrendered by the Holder to the Company and a new Warrant of the same tenor and for the unexercised number of Warrant Shares shall be executed by the Company as promptly as reasonably practicable. The Company shall register the new Warrant in the name of the Holder or in such name or names of its transferee as may be directed in writing by the Holder and deliver the new Warrant to the Person or Persons entitled to receive the same as promptly as reasonably practicable.

2.4

Upon surrender of this Warrant in conformity with the foregoing provisions, the Company shall transfer to the Holder of this Warrant appropriate evidence of ownership of the Ordinary Shares or other securities to which the Holder is entitled, registered or otherwise placed in, or payable to the order of, the name or names of the Holder or its transferee as may be directed in writing by the Holder, and shall deliver such evidence of ownership and any other securities to the Person or Persons entitled to receive the same.

2.5	The Company shall not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.
3.	Restrictive Legend

Certificates representing Warrant Shares and any other securities to be issued pursuant to this Warrant shall bear a legend substantially in the form of the legend set forth on the first page of this Warrant to the extent that and for so long as such legend is required pursuant to applicable securities and other laws, including the requirements of the United States securities laws, notwithstanding any resale registration of the Warrant Shares.

4.	Reservation of Shares; Issuance of Shares

The Company hereby agrees that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant such number of its authorized but unissued Ordinary Shares or other securities of the Company from time to time issuable upon exercise of this Warrant as will be sufficient to permit the exercise in full of this Warrant. All such shares shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and non‑assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all pre-emptive rights, in each case except restrictions on transfer contemplated by this Warrant and to the extent created by the Holder.

5.	Fractional Shares

No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant, and the Holder may not exercise this Warrant to purchase fractional shares. In the case of a fractional share, the number of Warrant Shares to be issued on an exercise that causes a fractional share will be rounded down to the next whole Warrant Share.

6.	Adjustment of Exercise Price and Number of Shares

The number of and kind of securities purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

6.1	Subdivisions, Combinations and Other Issuances

If the Company shall at any time before the expiration of this Warrant subdivide the Ordinary Shares, by split-up or otherwise, or combine its Ordinary Shares, or issue additional shares of its Ordinary Shares as a dividend, the number of Ordinary Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the purchase price payable per share, but the aggregate purchase price payable for the total number of Ordinary Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this Clause 6.1 shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

6.2	Reclassification, Reorganization and Consolidation

In case of any reclassification, capital reorganization, or change in the capital stock (including because of a change of control) of the Company (other than as a result of a subdivision, combination, or stock dividend provided for in Clause 6.1 above), then the Company shall make appropriate provision so that the Holder of this Warrant shall have the right at any time before the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of shares of stock and other securities and property receivable in connection with such reclassification, reorganization, or change by a Holder of the same number of Ordinary Shares as were purchasable by the Holder of this Warrant immediately before such reclassification, reorganization, or change. In any such case, appropriate provisions shall be made with respect to the rights and interest of the Holder of this Warrant so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the purchase price per share payable hereunder, provided the aggregate purchase price shall remain the same.

6.3	Notice of Adjustment

When any adjustment is required to be made in the number or kind of shares purchasable upon exercise of the Warrant, or in the Exercise Price, the Company shall promptly notify the Holder of such event and of the number of Ordinary Shares or other securities or property thereafter purchasable upon exercise of this Warrant.

6.4	Full Ratchet Anti-Dilution Protection

If the Company shall at any time before the expiration of this Warrant sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue any Shares or Share Securities at an effective price per share less than the Exercise Price then in effect (such lower price, the “Base Share Price” and such issuances collectively, a “Dilutive Issuance”) (it being understood and agreed that if the holder of the Shares or Share Securities so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive Shares at an effective price per share that is less than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance at such effective price), then simultaneously with the consummation of each Dilutive Issuance the Exercise Price shall be reduced to equal the Base Share Price and the number of Warrant Shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment. Such adjustment shall be made whenever such Share or Share Security are issued. For the purpose of this Clause 6.4, "Share Securities" means any warrant, option, subscription or purchase right with respect to Shares, any security convertible into, exchangeable for, or otherwise entitling the holder thereof to acquire Shares or any warrant, option, subscription or purchase right with respect to any such convertible, exchangeable or other security.

7.	Cashless Exercise

If at any time of exercise hereof there is no effective registration statement registering, or the prospectus contained therein is not available for, the issuance of the Ordinary Shares to the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Ordinary Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A) where:

(A) =

as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Exercise Notice if such Exercise Notice is (1) both executed and delivered pursuant to Clause 11 hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Clause 11 hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(68) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the ADSs on the principal Trading Market as reported by Bloomberg L.P. as of the time of the Holder’s execution of the applicable Exercise Notice if such Exercise Notice is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Clause 11 hereof or (iii) the VWAP on the date of the applicable Exercise Notice if the date of such Exercise Notice is a Trading Day and such Exercise Notice is both executed and delivered pursuant to Clause 11 hereof after the close of “regular trading hours” on such Trading Day;

(B) =	the Exercise Price of this Warrant, as adjusted hereunder; and
(X) =

the number of Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant Shares shall take on the characteristics of the Warrants being exercised, and the holding period of the Warrant Shares being issued may be tacked on to the holding period of this Warrant. The Company agrees not to take any position contrary to this Clause 7. Without limiting the cashless exercise provision set forth in this Clause 7, there is no circumstance that would require the Company to net-cash settle this Warrant.

"Bid Price" means, for any date, the price determined by the first of the following Clauses that applies:

(a)

if the ADSs are then listed or quoted on a Trading Market, the bid price of the ADSs for the time in question (or the nearest preceding date) on the Trading Market on which the ADSs are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time));

(b)	if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADSs for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable;
(c)

if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per ADS so reported; or

(d)

in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the buyers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

"VWAP" means, for any date, the price determined by the first of the following Clauses that applies:

(a)

if the ADSs are then listed or quoted on a Trading Market, the daily volume weighted average price of the ADSs for such date (or the nearest preceding date) on the Trading Market on which the ADSs are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time));

(b)	if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADSs for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable;
(c)

if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent Bid price per share of the ADSs so reported; or

(d)

in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

8.	Representations of the Company

The Company represents that all corporate actions on the part of the Company, its officers, directors and shareholders necessary for the sale and issuance of this Warrant have been taken.

9.	Exchange, Transfer or Assignment of Warrant
9.1

Each taker and holder of this Warrant, by taking or holding the same, consents and agrees that the registered holder hereof may be treated by the Company and all other Persons dealing with this Warrant as the absolute owner hereof for any purpose and as the Person entitled to exercise the rights represented hereby.

9.2

Subject to compliance with applicable securities laws, the Holder shall be entitled, without obtaining the consent of the Company, to assign and transfer this Warrant, at any time in whole or from time to time in part, to any Person or Persons. Subject to the preceding sentence, upon surrender of this Warrant to the Company, together with the attached Warrant Assignment Form duly executed, the Company shall, as promptly as practicable and without charge, execute and deliver a new Warrant in the name of the assignee or assignees named in such Warrant Assignment Form and, if the Holder's entire interest is not being assigned, in the name of the Holder and this Warrant shall promptly be cancelled.

10.	Loss or Destruction of Warrant

Upon receipt by the Company of evidence satisfactory to it (in the exercise of its reasonable discretion) of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver a new Warrant of like tenor and date.

11.	Notices

Any notice, demand or delivery authorized by this Warrant Certificate shall be in writing and shall be given to the Holder or the Company, as the case may be, at its address (or facsimile number) set forth below, or such other address (or facsimile number) as shall have been furnished to the party giving or making such notice, demand or delivery:

If to the Company:

China Finance Online Co. Limited

17th Floor of Fuzhuo Plaza A,

No. 28 Xuanwai Street, Xicheng District,

Beijing, China 100052

Attention: Ying Zhu, Chief Financial Officer

Telephone: +86 10 83363006

Facsimile: +86 10 83363001

Email: ying.zhu@jrj.com.cn

If to the Holder:

[ Buyer]

[Address]

Attention:

Telephone:

Email:

Each such notice, demand or delivery shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day. Otherwise, any such notice, demand or delivery shall be deemed not to have been received until the next succeeding Business Day.

12.	Rights of the Holder

Prior to any exercise of this Warrant, the Holder shall not, by virtue hereof, be entitled to any rights of a shareholder of the Company, including, without limitation, the right to vote, to receive dividends or other distributions, to exercise any pre-emptive right or to receive any notice of meetings of shareholders or any notice of any proceedings of the Company except as may be specifically provided for herein.

13.	Governing Law

ANY DISPUTE, CONTROVERSY OR CLAIM ARISING IN ANY WAY OUT OF OR IN CONNECTION WITH THIS WARRANT, OR THE BREACH, TERMINATION OR INVALIDITY THEREOF (WHETHER CONTRACTUAL, PRE-CONTRACTUAL OR NON-CONTRACTUAL) SHALL BE SUBMITTED TO HONG KONG INTERNATIONAL ARBITRATION CENTRE ("HKIAC") FOR BINDING ARBITRATION WHICH SHALL BE CONDUCTED IN ACCORDANCE WITH THE HKIAC ADMINISTERED ARBITRATION RULES IN FORCE AS AT THE DATE OF THIS WARRANT ("RULES"), WHICH RULES ARE DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS

WARRANT AND AS MAY BE AMENDED BY THE REST OF THIS CLAUSE. THE SEAT OF THE ARBITRATION SHALL BE HONG KONG. THE ARBITRATION TRIBUNAL SHALL CONSIST OF THREE ARBITRATORS TO BE APPOINTED IN ACCORDANCE WITH THE RULES. THE LANGUAGE TO BE USED IN THE ARBITRAL PROCEEDINGS SHALL BE ENGLISH. ANY ARBITRATION AWARD GRANTED BY HKIAC SHALL BE GIVEN IN ENGLISH ONLY. NOTHING IN THIS CLAUSE SHALL BE CONSTRUED AS PREVENTING ANY PARTY FROM SEEKING CONSERVATORY OR INTERIM RELIEF FROM ANY COURT OF COMPETENT JURISDICTION. ANY AWARD SHALL BE FINAL AND BINDING UPON THE PARTIES. THE PARTIES UNDERTAKE TO CARRY OUT EACH AND EVERY ARBITRAL AWARD WITHOUT DELAY.

14.	Amendments; Waivers

Any provision of this Warrant may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Holder and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

IN WITNESS WHEREOF, the Company has duly caused this Warrant Certificate to be signed by its duly authorized officer and to be dated as of ___________________, 2022.

CHINA FINANCE ONLINE CO. LIMITED

By:__________________________________
Name:ZHENG JAMES CHEN
Title:Chief Executive Officer

Acknowledged and Agreed:

[ Buyer]

By:__________________________________
Name:
Title:

WARRANT EXERCISE SUBSCRIPTION FORM

To:China Finance Online Co. Limited

The undersigned irrevocably exercises the Warrant for the purchase of ___________ shares (the "Warrant Shares") of common stock, par value nil per share, of China Finance Online Co. Limited (the "Company") at US$__________per Share (the Exercise Price currently in effect pursuant to the Warrant) and herewith makes payment of $___________, all on the terms and conditions specified in the within Warrant Certificate, surrenders this Warrant Certificate and all right, title and interest therein to the Company and directs that the Warrant Shares deliverable upon the exercise of this Warrant be registered or placed in the name and at the address specified below and delivered thereto.

Date: _____________, 20__

(Signature of Owner)
(Street Address)
(City)(Country)(Zip Code)

Securities and/or check to be issued to: ___________________________________________

Please insert social security or identifying number: __________________________________

Name: _____________________________________________________________________

Street Address: ______________________________________________________________

City, Country and Zip Code: ____________________________________________________

Any unexercised portion of the Warrant evidenced by the within Warrant to be issued to:

Please insert social security or identifying number: __________________________________

Name: _____________________________________________________________________

Street Address: ______________________________________________________________

City, Country and Zip Code: ____________________________________________________

WARRANT ASSIGNMENT FORM

Dated ________________, _____

FOR VALUE RECEIVED, _________________________________________ hereby sells,

assigns and transfers unto_______________________________________ (the "Assignee"),

(please type or print in block letters)

__________________________________________________________________________

(insert address)

its right to purchase up to _________ Ordinary Shares represented by this Warrant and does hereby irrevocably constitute and appoint _______________________ Attorney, to transfer the same on the books of the Company, with full power of substitution in the premises.

Signature:________________________________________________